Morgan Stanley Series Funds

522 Fifth Avenue

New York, NY 10036

September 24, 2008
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549
Attention: Larry L. Greene, Division of Investment Management Mail Stop 0505

Re:	Morgan Stanley Series Funds: Morgan Stanley U.S. Multi-Cap Alpha Fund File Numbers 811-22075 and 333-143505

Dear Mr. Greene:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for Morgan Stanley Series Funds (the “Trust”), filed with the Securities and Exchange Commission (the “Commission”) on July 11, 2008 relating to the establishment of the Morgan Stanley U.S. Multi-Cap Alpha Fund (the “Fund”), a portfolio of the Trust.  Below, we describe the changes made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in Post-Effective Amendment No. 9 to the Fund’s registration statement, which will be filed via EDGAR on or about September 24, 2008.

General

Comment 1.

Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1:

This Commission response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the registration statement filing.

Prospectus

Comment 2.

Disclosure in the first sentence of the first paragraph of the section captioned “The Fund—Principal Investment Strategies,” states that: “The Fund will normally invest at least 80% of its assets in equity securities, including preferred stock and/or depositary receipts, of U.S. issuers of varying market capitalizations.”  If this is not a definitive list of the Fund’s principal equity investments, please list the other principal equity investments.

Response 2:

At this time, it is expected that the equity securities in which the Fund may invest, in addition to common stock, will be limited to preferred stock and depositary receipts.

September 24, 2008

Comment 3.

Disclosure later in the same paragraph discusses the Fund’s three pronged test for determining issuers deemed to be U.S. issuers.  Issuers satisfy the criteria for being a U.S. issuer if they meet any one of three prongs.  Please explain to the Staff how the first and third prongs of the test necessarily tie an issuer economically to the United States.

Response 3:

In the release proposing Rule 35d-1, the Commission recognized that the three prongs set forth in the Fund’s “economically tied” test are valid for determining whether issuers are operating in a particular country.  See Investment Company Act Release No. 22530 (Feb. 27, 1997).  We concur with the Commission’s view on this point.  With respect to the first prong, we believe that trading on a market in a country exposes an issuer’s stock price to those economic factors that would ordinarily affect the financial markets of a country, such as economic growth, interest rates and rates of inflation.  With respect to the third prong, we believe that having a principal place of business or jurisdiction of organization in a particular country will ordinarily subject an issuer to laws and regulations of economic effect of that country, including tax laws, substantive regulation (e.g., banking or insurance laws), court judgments, currency expatriation laws and nationalization laws.  Accordingly, we believe that satisfying either prong will “economically tie” an issuer to a country within the meaning of Rule 35d-1.

Comment 4.

In the same paragraph, the disclosure indicates that derivative instruments will be counted towards the Fund’s 80% investment policy to the extent that the derivatives in which the Fund invest have “economic characteristics” similar to the securities included within that policy.  Provide additional disclosure explaining what economic considerations are analyzed in making this determination.

Response 4:

In the release adopting Rule 35d-1, the Staff of the Commission recognized that an investment company may include a synthetic instrument in its 80% “names rule” basket if it has economic characteristics similar to the securities included in that basket.  See Investment Company Act Release No. 24828 (Jan. 17, 2001) at note 13.  In accordance with the Commission’s interpretive guidance, the Fund would apply exposure from derivatives towards its 80% “names rule” basket only if the exposure has economic characteristics similar to equity securities of U.S. issuers.  For example, the Fund may count the notional value of a futures contract on an equity security of a U.S. company operating in the U.S. towards its 80% “names rule” basket.

Comment 5.

In the second paragraph of the discussion captioned “The Fund—Principal Investment Strategies,” please clarify in greater detail what is meant by the “hybrid process” utilized by the Advisers.

Response 5:

The disclosure has been revised as requested.

Comment 6.

Please indicate whether the Fund intends to hold securities or focus its investments in securities that are outside of the S&P 1500 Composite Index.

Response 6:

At this time the Fund does not intend to invest in securities outside of the Index.  However, the Fund may invest in securities outside of the Index in the future.

September 24, 2008

Comment 7.

Please add disclosure at the end of the same paragraph indicating that the Advisers’ investment strategies may not be successful in generating alpha above the S&P 1500 Composite Index.

Response 7:

The first paragraph of the section titled “The Fund--Principal Risks”, which provides an introduction to the risks of investing in the Fund, has been revised to include the requested language.

Comment 8.

The fourth paragraph under “The Fund—Principal Investment Strategies,” states that the Fund will invest up to 20% of its net assets in futures and forwards and separately indicates that the Fund will invest in forward foreign currency exchange contracts.  Please clarify.

Response 8:

The disclosure has been revised as requested.

Comment 9.

Disclosure in the same paragraph indicates that the Fund may invest in investment company securities, including exchange traded funds.  Please clarify whether the Fund will invest in other types of investment companies.

Response 9:

At this time, it is expected that the only type of investment company in which the Fund will invest is exchange traded funds.  However, the Fund may in the future expand the types of investment companies in which it invests.

Comment 10.

Please clarify whether the Fund intends to invest in emerging market securities.

Response 10:

The Fund does not intend to invest in emerging market securities, however, we have added disclosure to the Statement of Additional Information regarding emerging market securities should the Fund make minimal investments in these securities in the future.

Comment 11.

Please include the “Acquired Fund Fees and Expenses” line item in the Fees and Expenses table, if appropriate.

Response 11:

The line item is not applicable to the Fund at this time.

Comment 12.

Please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived.

Response 12:

The Investment Adviser may not recoup or recapture waived fees.

Comment 13.

Disclosure captioned “The Fund—Additional Investment Strategy Information—Investment Companies” indicates that the Fund may invest in other open- and closed-end funds.  If these include hedge funds, please indicate in the disclosure.

Response 13:

The Fund does not intend to invest in hedge funds.

September 24, 2008

Comment 14.

Disclosure in the fifth paragraph of the discussion captioned “Fund Management” states that:  “Members of the team collaborate to manage the assets of the Fund” (Emphasis added).  Please confirm whether members of the portfolio management team other than those specifically named collaborate to manage the assets of the Fund.

Response 14:

There are members of the Quantitative and Structured Solutions team other than those listed that collaborate to manage the assets of the Fund; however, we do not name them because they are not primarily responsible for the day-to-day management of the Fund.

Statement of Additional Information

Comment 15.

Fundamental Investment Restrictions 2 (borrowing) and 3 (senior securities) indicate that the Fund may engage in these activities to the extent permitted by the rules.  Explain what is permitted under these policies.  For example, how much may the Fund borrow under the Investment Company Act of 1940.

Response 15.  A discussion of these policies is set forth under “Description of the Fund and its Investments and Risks—Investment Strategies and Risks—Borrowing.”

As you have requested and consistent with Commission Release 2004-89, the Fund hereby acknowledges that:

●

the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

●

the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

●

the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 296-6989 (tel) or (646) 290-2042 (fax), Stuart M. Strauss of Clifford Chance US LLP at (212) 878-4931 (tel) or (212) 878-8375 (fax), or Sheelyn Michael of Clifford Chance US LLP at (212) 878-4985 (tel) or (212) 878-8375 (fax).  Thank you.

Best regards,

/s/ Sheri L. Schreck

Sheri L. Schreck